UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 3)*

BGC Partners, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

05541T 10 1

(CUSIP Number)

Stephen M. Merkel, Esq.

Cantor Fitzgerald, L.P.

499 Park Avenue

New York, New York 10022

(212) 610-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05541T 10 1	13D	Page 2 of 15

1	NAME OF REPORTING PERSONS Cantor Fitzgerald, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares of Class A Common Stock
8 SHARED VOTING POWER 97,394,371 shares of Class A Common Stock
9 SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
10 SHARED DISPOSITIVE POWER 97,394,371 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,394,371 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 05541T 10 1	13D	Page 3 of 15

1	NAME OF REPORTING PERSONS CF Group Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares of Class A Common Stock
8 SHARED VOTING POWER 98,515,327 shares of Class A Common Stock
9 SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
10 SHARED DISPOSITIVE POWER 98,515,327 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,515,327 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 05541T 10 1	13D	Page 4 of 15

1	NAME OF REPORTING PERSONS Howard W. Lutnick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 12,337,228 shares of Class A Common Stock
8 SHARED VOTING POWER 99,962,591 shares of Class A Common Stock
9 SOLE DISPOSITIVE POWER 12,337,228 shares of Class A Common Stock
10 SHARED DISPOSITIVE POWER 99,962,591 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,299,819 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 05541T 10 1	13D	Page 5 of 15

This Amendment No. 3 (this “Amendment”) amends the Schedule 13D, dated April 25, 2008 (the “Original 13D”), subsequently amended by Amendment No. 1 to the Original 13D, dated June 10, 2008 (“Amendment No. 1”) and Amendment No. 2 to the Original 13D, dated December 1, 2008 (“Amendment No. 2”), filed by Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”), CF Group Management, Inc., a New York corporation (“CFGM”), and Howard W. Lutnick (together with CFLP and CFGM, the “Reporting Persons”). Capitalized terms not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1 or Amendment No. 2, as the case may be.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented by adding the following:

See the response to Item 4, which is incorporated by reference herein.

Item 4.	PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended and supplemented by adding the following:

Amendment No. 1 reported that, in connection with the Separation, CFLP received 67,133,670 BGC Holdings limited partnership units. Due to a clerical error, however, this number was incorrect. The correct number of BGC Holdings limited partnership units received by CFLP in the Separation was 67,138,052, which is 4,382 BGC Holdings limited partnership units higher than the 67,133,670 units previously reported.

This Amendment No. 3 is being filed principally to reflect (i) an increase in the reportable beneficial ownership of shares of Class A Common Stock of the Reporting Persons as a result of the fact that the 67,138,052 BGC Holdings limited partnership units held by CFLP will become exchangeable on March 31, 2009, and (ii) an increase in the reportable direct beneficial ownership of shares of Class A Common Stock of the Reporting Persons (other than CFLP) and certain of the other persons listed on Schedule A to the Original 13D as a result of the fact that they are currently scheduled to receive distribution rights shares on April 1, 2009.

As noted above, in connection with the Separation CFLP received 67,138,052 BGC Holdings limited partnership units. Beginning on March 31, 2009, the first anniversary of the completion of the Separation, all such BGC Holdings limited partnership units will become exchangeable with the Company for Class B Common Stock (or, at CFLP’s option, or if there are no additional authorized but unissued shares of Class B Common Stock, Class A Common Stock) on a one-for-one basis (subject to customary anti-dilution adjustments). The Class B Common Stock is convertible at any time on a one-for-one basis (subject to customary anti-dilution adjustments) into Class A Common Stock.

After certain accelerated distributions of distribution rights shares described in Amendment No. 1 and Amendment No. 2, the aggregate number of shares of Class A Common Stock that CFLP is required to distribute to retained and founding partners is 26,145,740 shares (23,046,758 shares with respect to retained partners and 3,098,982 shares with respect to founding partners). The distribution rights provided to retained partners, including the Reporting Persons (other than CFLP) and certain other persons listed on Schedule A to the Original 13D, generally entitle the holder to receive a distribution of a fixed number of shares of Class A Common Stock from CFLP on the ninth anniversary of the completion of the Merger, subject to earlier distribution in certain circumstances, as follows:

•

with respect to distribution rights received in respect of CFLP limited partnership units, including units acquired at any time as a result of reinvestment in respect thereof, that were held three years or longer as of the completion of the Merger, one-third of the shares underlying the distribution rights on each of the 12-, 18- and 24-month anniversaries of the completion of the Merger; and

CUSIP No. 05541T 10 1	13D	Page 6 of 15

•

with respect to distribution rights received in respect of CFLP limited partnership units, including units acquired at any time as a result of reinvestment in respect thereof, that were held less than three years as of the completion of the Merger, one-fifth of the shares underlying the distribution rights on each of the 12-, 18-, 24-, 30- and 36-month anniversaries of the completion of the Merger, in each case, if, as of the applicable anniversary date, that holder continues to provide services to CFLP and has not breached his, her or its CFLP partner obligations, including the non-competition and non-solicitation covenants contained in the limited partnership agreement of CFLP, to the extent applicable. The distribution rights provided by CFLP to founding partners entitle the holder to receive a fixed number of shares of Class A Common Stock from CFLP, with one-third of such shares distributable on each of the

12-, 24- and 36-month anniversaries of the completion of the Merger.

On April 1, 2009, the 12-month anniversary of the completion of the Merger, CFLP is scheduled to distribute aggregate of 6,430,702 shares of Class A Common Stock (5,986,205 shares with respect to retained partners and 444,497 shares with respect to founding partners). These shares amounts reflect the fact that certain retained partners have terminated service since the completion of the Merger, with the result that they are not eligible to receive an accelerated distribution of their distribution rights shares on April 1, 2009. Upon the completion of this scheduled distribution, the aggregate number of remaining shares of Class A Common Stock that CFLP is required to distribute to retained and founding partners will be 19,715,038 shares of Class A Common Stock (17,060,553 shares with respect to retained partners and 2,654,485 shares with respect to founding partners).

As noted above, retained partners, including the Reporting Persons (other than CFLP) and certain of the other persons listed on Schedule A to the Original 13D, are currently scheduled to receive distribution rights shares on April 1, 2009. The following table shows, the total number of distribution rights shares expected to be received by each of the Reporting Persons (other than CFLP) and the other persons listed on Schedule A to the Original 13D and the number of distribution rights shares currently scheduled to be received by each such person on April 1, 2009:

Name	Total Number of Distribution Rights Shares Expected to be Received*	Number of Distribution Rights Shares Currently Scheduled to be Received on April 1, 2009*
Mr. Lutnick (1) (2) (4)	7,742,325	2,125,611

CFGM (3)	2,050,197	683,399

KBCR (4)	2,048,000	682,667

Mr. Fraser (5)	124,992	41,664

Mr. Merkel (6)	60,683	3,368

Ms. Edith Lutnick (1) (7)	43,368	8,674

Mr. Barnard (8)	49,798	0

Ms. Allison Lutnick (1)	0	0

CUSIP No. 05541T 10 1	13D	Page 7 of 15

*	The share amounts set forth in this table have been adjusted to reflect, for certain holders, the effect of the accelerated distribution of distribution rights shares in connection with the sale of shares in June 2008, as described in Amendment No. 1.
(1)	In a addition, a trust for the benefit of descendants of Mr. Lutnick (the “Trust”), of which Ms. Allison Lutnick, Mr. Lutnick’s wife, is one of two trustees and with respect to which Mr. Lutnick has limited powers to remove and replace such trustees, also is expected to receive a total of 1,610,182 distribution rights shares, of which 536,727, 536,727 and 536,728 shares are expected to be received by the Trust on the 12-, 18- and 24-month anniversaries of the completion of the Merger. Also, after taking into account the 5,769 distribution rights shares received from CFLP on an accelerated basis and sold in the Offering by Mr. Lambert, as a member of LFA, LFA is expected to receive a total of 166,073 distribution rights shares, of which 52,281, 56,511 and 57,281 shares are expected to be received by LFA on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively. Mr. Lutnick is the managing member of LFA, and Mr. Lambert, Ms. Edith Lutnick and Ms. Allison Lutnick also are members of LFA.
(2)	Of the 7,742,325 distribution rights shares, 2,125,611, 2,125,611, 2,125,611, 682,746 and 682,746 shares are expected to be received by Mr. Lutnick on the 12-, 18-, 24-, 30- and 36-month anniversaries of the completion of the Merger, respectively.
(3)	Of the 2,050,197 distribution rights shares, 683,399, 683,399 and 683,399 shares are expected to be received by CFGM on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively. Mr. Lutnick is the President and sole stockholder of CFGM and CFGM is the managing general partner of CFLP.
(4)	Of the 2,048,000 distribution rights shares, 682,667, 682,667 and 682,666 shares are expected to be received by KBCR on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively. Mr. Lutnick is the managing member of KBCR.
(5)	Of the 124,992 distribution rights shares, 41,664, 41,664 and 41,664 shares are expected to be received by Mr. Fraser on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively. In addition, three trusts for the benefit of Mr. Fraser’s children are expected to receive a total of 345,030 distribution rights shares, of which 115,010, 115,010 and 115,010 shares are expected to be received by the trusts on the 12-, 18-, and 24-month anniversaries of the completion of the Merger, respectively. Also, after taking into account the 192,308 distribution rights shares received from CFLP on an accelerated basis and sold in the Offering, Lord Lovat is expected to receive a total of 1,679,566 distribution rights shares, of which 431,651, 623,958 and 623,957 shares are expected to be received by Lord Lovat on the 12-, 18- and 24-month anniversaries of the completion of the Merger, respectively. Mr. Fraser is the sole shareholder of Lord Lovat.
(6)	After taking into account the 175,000 distribution rights shares received from CFLP on an accelerated basis and sold to the Company in June 2008, Mr. Merkel is expected to receive a total of 60,683 distribution rights shares, of which, 3,368, 3,368, 47,209, 3,369 and 3,369 shares are expected to be received by Mr. Merkel on the 12-, 18-, 24-, 30- and 36-month anniversaries of the completion of the Merger, respectively.
(7)	Of the 43,368 distribution rights shares, 8,674, 8,674, 8,674, 8,673 and 8,673 shares are expected to be received by Ms. Edith Lutnick on the 12-, 18-, 24-, 30- and 36-month anniversaries of the completion of the Merger, respectively.

CUSIP No. 05541T 10 1	13D	Page 8 of 15

(8)	Of the 49,798 distribution rights shares, 0, 8,746, 13,684, 13,684 and 13,684 shares are expected to be received by Mr. Barnard on the 12-, 18-, 24-, 30- and 36-month anniversaries of the completion of the Merger, respectively.

CFLP may fund the 6,430,702 shares of Class A Common Stock scheduled to be delivered on April 1, 2009 in satisfaction of its distribution rights obligations by using: (i) shares of Class A Common Stock owned of record by it, (ii) shares of Class A Common Stock receivable upon conversion by CFLP of shares of Class B Common Stock, (iii) shares of Class A Common Stock receivable upon exchange by CFLP of BGC Holdings exchangeable limited partnership units, or (iv) any combination of the above. CFLP has not yet determined how it will fund the 6,430,702 distribution rights shares.

As previously reported, the Company may, from time to time, repurchase shares of its Class A Common Stock, including distribution rights shares, under its stock repurchase program. The Company has no plans at the present time to repurchase any of the distribution rights shares currently scheduled to be received on April 1, 2009; however, such plans may change in the future.

As previously reported in the Original 13D, CFLP has the right to purchase from BGC Holdings any non-exchangeable BGC Holdings limited partnership units held by any founding partner that are redeemed by BGC Holdings upon termination or bankruptcy of the founding partner. Any such BGC Holdings limited partnership units purchased by CFLP from BGC Holdings will be exchangeable by CFLP for shares of Class B Common Stock or, at CFLP’s election, shares of Class A Common Stock, in each case on a one-for-one basis (subject to customary anti-dilution adjustments), from the Company, on the same basis as CFLP’s other BGC Holdings limited partnership units. As a result of the termination of an aggregate of 15 BGC Holdings founding partners since April 1, 2008, BGC Holdings has the right to redeem an aggregate of 661,520 BGC Holdings limited partnership units. To date, BGC Holdings has not redeemed any of the limited partnership units held by these 15 former founding partners. Upon the redemption of any of the founding partners’ BGC Holdings limited partnership units, CFLP will have the right to purchase from BGC Holdings an equivalent number of exchangeable BGC Holdings limited partnership units pursuant to terms yet to be determined.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

As described above, CFLP is currently scheduled to distribute on April 1, 2009, an aggregate of 6,430,702 distribution rights shares of Class A Common Stock to retained and founding partners. As a result, certain of these distribution rights shares are included both in the number of shares beneficially owned directly by CFLP and indirectly by CFGM and Mr. Lutnick as a result of their control of CFLP, and in the number of shares beneficially owned directly by CFGM, Mr. Lutnick, and the other recipients of distribution rights shares, resulting in substantial duplications in the number of shares set forth below. Once CFLP distributes these 6,430,702 distribution rights shares, these shares will no longer be reflected as beneficially owned directly by CFLP and indirectly by CFGM and Mr. Lutnick as a result of their control of CFLP; instead, beneficial ownership of the shares will be reported by CFGM and Mr. Lutnick as a result of their direct holdings of the shares, and Mr. Lutnick’s indirect holdings as a result of his control of CFGM, KBCR and LFA, and by the other recipients of the distribution rights shares.

The information in this Item 5 is provided as of the date of this filing (except for the number of shares of Class A Common Stock held in Mr. Lutnick’s and Mr. Merkel’s respective 401(k) accounts, which is provided as of January 27, 2009):

CUSIP No. 05541T 10 1	13D	Page 9 of 15

CFLP is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 156,957 shares of Class A Common Stock owned of record by it, (ii) 30,099,362 shares of Class A Common Stock receivable upon conversion of 30,099,362 shares of Class B Common Stock owned of record by it, and (iii) 67,138,052 shares of Class A Common Stock receivable, beginning March 31, 2009, upon exchange of 67,138,052 BGC Holdings exchangeable limited partnership units (or, upon conversion of 67,138,052 shares of Class B Common Stock receivable upon exchange of 67,138,052 BGC Holdings exchangeable limited partnership units, or such lesser number of authorized but unissued shares of Class B Common Stock). CFLP shares voting and dispositive power over these shares of Class A Common Stock with CFGM, its Managing General Partner, and with Mr. Lutnick, the President and sole shareholder of CFGM.

CFGM is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 388,812 shares of Class A Common Stock owned of record by it, (ii) 48,745 shares of Class A Common Stock receivable upon conversion of 48,745 shares of Class B Common Stock owned of record by it, (iii) 683,399 distribution rights shares of Class A Common Stock currently scheduled to be delivered by CFLP to CFGM on April 1, 2009, and (iv) 97,394,371 shares of Class A Common Stock beneficially owned by CFLP consisting of: (a) 156,957 shares of Class A Common Stock owned of record by CFLP, (b) 30,099,362 shares of Class A Common Stock receivable upon conversion of 30,099,362 shares of Class B Common Stock owned of record by CFLP, and (c) 67,138,052 shares of Class A Common Stock receivable, beginning March 31, 2009, upon exchange by CFLP of 67,138,052 BGC Holdings exchangeable limited partnership units (or, upon conversion of 67,138,052 shares of Class B Common Stock receivable, beginning March 31, 2009, upon exchange of 67,138,052 BGC Holdings exchangeable limited partnership units, or such lesser number of authorized but unissued shares of Class B Common Stock).

Mr. Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 815,373 shares of Class A Common Stock owned of record by him, (ii) 9,175,000 shares of Class A Common Stock subject to options exercisable within 60 days, (iii) 221,244 shares of Class A Common Stock held in Mr. Lutnick’s 401(k) account and (iv) 2,125,611 distribution rights shares of Class A Common Stock currently scheduled to be delivered by CFLP to Mr. Lutnick on April 1, 2009. In addition, Mr. Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, (a) 712,316 shares of Class A Common Stock owned of record for the benefit of Mr. Lutnick’s descendants by the Trust (including 536,727 distribution rights shares of Class A Common Stock currently scheduled to be delivered by CFLP to the Trust on April 1, 2009), (b) 682,667 distribution rights shares of Class A Common Stock currently scheduled to be delivered by CFLP to KBCR on April 1, 2009, by virtue of Mr. Lutnick being the managing member of KBCR, which is a non-managing General Partner of CFLP, (c) 52,281 distribution rights shares of Class A Common Stock currently scheduled to be delivered by CFLP to LFA on April 1, 2009, by virtue of Mr. Lutnick being the managing member of LFA and (d) an aggregate of 98,515,327 shares of Class A Common Stock ((I) 545,769 shares of Class A Common Stock owned of record by CFGM and CFLP, (II) 30,148,107 shares of Class A Common Stock receivable upon conversion of 30,148,107 shares of Class B Common Stock owned of record by CFGM and CFLP, (III) 683,399 distribution rights shares of Class A Common Stock currently scheduled to be delivered by CFLP to CFGM on April 1, 2009, and (IV) 67,138,052 shares of Class A Common Stock receivable, beginning March 31, 2009, upon exchange by CFLP of 67,138,052 BGC Holdings exchangeable limited partnership units (or, upon conversion of 67,138,052 shares of Class B Common Stock receivable, beginning March 31, 2009, upon exchange of 67,138,052 BGC Holdings exchangeable limited partnership units, or such lesser number of authorized but unissued shares of Class B Common Stock) beneficially owned by CFGM and CFLP, by virtue of Mr. Lutnick being the President and sole stockholder of CFGM.

KBCR is the beneficial owner of, and has shared voting and dispositive power with respect to, 682,667 distribution rights shares currently scheduled to be delivered by CFLP to KBCR on April 1, 2009.

CUSIP No. 05541T 10 1	13D	Page 10 of 15

Mr. Fraser is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 41,664 distribution rights shares currently scheduled to be delivered by CFLP to Mr. Fraser on April 1, 2009, and (ii) 142,441 shares Class A Common Stock owned of record by trusts for the benefit of Mr. Fraser’s children (including 115,010 distribution rights shares currently scheduled to be delivered by CFLP to the trusts on April 1, 2009).

Mr. Merkel is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 17,669 shares of Class A Common Stock owned of record by him, (ii) 3,368 distribution rights shares currently scheduled to be delivered by CFLP to Mr. Merkel on April 1, 2009, (iii) 610,000 shares of Class A Common Stock subject to options exercisable within 60 days, and (iv) 4,458 shares of Class A Common Stock held in Mr. Merkel’s 401(k) account. In addition, Mr. Merkel is the beneficial owner of, and has shared voting and dispositive power with respect to, 2,250 shares of Class A Common Stock held of record by Mr. Merkel’s wife.

Ms. Edith Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 94,467 shares of Class A Common Stock owned of record by her, and (ii) 8,674 distribution rights shares currently scheduled to be delivered by CFLP to Ms. Edith Lutnick on April 1, 2009

Mr. Barnard is the beneficial owner of, and has sole voting and dispositive power with respect to 4,056 shares of Class A Common Stock owned of record by him.

Ms. Allison Lutnick does not beneficially own any shares of Class A Common Stock.

(a) Number of shares and percent of Class A Common Stock beneficially owned by each of the Reporting Persons and the other persons listed on Schedule A of the Original 13D:

Number of Shares of Class A Common Stock:

Person	Number of Shares
CFLP	97,394,371
CFGM	98,515,327
Mr. Lutnick	112,299,819
KBCR	682,667
Mr. Fraser	184,105
Mr. Merkel	637,745
Ms. Edith Lutnick	103,141
Mr. Barnard	4,056
Ms. Allison Lutnick	0

Percent of Class A Common Stock:

Person	Percentage
CFLP	65.6%
CFGM	66.0%
Mr. Lutnick	69.4%
KBCR	*
Mr. Fraser	*
Mr. Merkel	1.2%
Ms. Edith Lutnick	*
Mr. Barnard	*
Ms. Allison Lutnick	0%
* Less than 1%.

CUSIP No. 05541T 10 1	13D	Page 11 of 15

(b) Number of shares of Class A Common Stock beneficially owned as to which the Reporting Persons and each of the other persons listed on Schedule A of the Original 13D has:

(i)	sole power to vote or direct the vote:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	12,337,228
KBCR	0
Mr. Fraser	184,105
Mr. Merkel	635,495
Ms. Edith Lutnick	103,141
Mr. Barnard	4,056
Ms. Allison Lutnick	0

(ii)	shared power to vote or direct the vote:

Person	Number of Shares
CFLP	97,394,371
CFGM	98,515,327
Mr. Lutnick	99,962,591
KBCR	682,667
Mr. Fraser	0
Mr. Merkel	2,250
Ms. Edith Lutnick	0
Mr. Barnard	0
Ms. Allison Lutnick	0

(iii)	sole power to dispose or to direct the disposition of:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	12,337,228
KBCR	0
Mr. Fraser	184,105
Mr. Merkel	635,495
Ms. Edith Lutnick	103,141
Mr. Barnard	4,056
Ms. Allison Lutnick	0

CUSIP No. 05541T 10 1	13D	Page 12 of 15

(iv)	shared power to dispose of or to direct the disposition of:

Person	Number of Shares
CFLP	97,394,371
CFGM	98,515,327
Mr. Lutnick	99,962,591
KBCR	682,667
Mr. Fraser	0
Mr. Merkel	2,250
Ms. Edith Lutnick	0
Mr. Barnard	0
Ms. Allison Lutnick	0

(c) See the response to Item 4 which is incorporated by reference herein.

(d) The beneficiaries of the Trust have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by the Trust. Mr. Fraser’s children have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by the three trusts established for their benefit. The members of LFA (other than Mr. Lutnick) have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by LFA. Each of CFLP and CFGM has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by it. Mr. Merkel’s spouse has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by her.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See the responses to Items 4 and 5, which are incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 20	Joint Filing Agreement, dated as of February 3, 2009, among the Reporting Persons.

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CUSIP No. 05541T 10 1	13D	Page 13 of 15

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 3, 2009

Cantor Fitzgerald, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, President and Chief Executive

CF Group Management, Inc.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	President

/s/ Howard W. Lutnick
Howard W. Lutnick

[Signature Page to Schedule 13D/A dated February 3, 2009]

CUSIP No. 05541T 10 1	13D	Page 14 of 15

EXHIBIT INDEX

Exhibit 20	Joint Filing Agreement, dated as of February 3, 2009, among the Reporting Persons.

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CUSIP No. 05541T 10 1	13D	Page 15 of 15

Exhibit 20

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 3rd day of February, 2009, among Cantor Fitzgerald, L.P., CF Group Management, Inc. and Howard W. Lutnick (collectively, the “Reporting Persons”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Reporting Persons hereby agree and represent as follows:

1.	Amendment No. 3 to Schedule 13D with respect to the Class A Common Stock, par value $0.01 per share, of BGC Partners, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Reporting Persons.

2.	Each of the Reporting Persons is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such Person contained therein, provided that each such Person is not responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons, unless such Person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

Cantor Fitzgerald, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, President and Chief Executive Officer

CF Group Management, Inc.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	President

/s/ Howard W. Lutnick
Howard W. Lutnick